

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

Mail Stop 3628

March 30, 2009

Via Facsimile and U.S. Mail

Stuart A. Sheldon, Esq.
Dow Lohnes PLLC
1200 New Hampshire Avenue, N.W.
Washington, DC 20036

> **Re: Cox Radio, Inc.**
> **Schedule TO-T/13E-3 filed March 23, 2009**
> **File No. 5-47385**

Dear Mr. Sheldon:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all defined terms used in this letter have the same meaning as in the Offer to Purchase.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO/13E-3

1. We note that EDGAR does not reflect the receipt of a Schedule 13E-3 for the going private transaction. The checking of the going-private transaction box on Schedule TO-T by the filing persons does not obviate the need to properly identify the filing with appropriate header tags. The filing persons must file a Schedule 13E-3 and Schedule TO-T/A as soon as possible.

2. Please tell us what consideration was given to whether Cox Radio or the officers and directors of Cox Radio are affiliates engaged in the going private transaction and, accordingly, should be filing persons on the Schedule 13E-3? Please advise or revise the Schedule 13E-3 to include these parties as filing persons. For help in

making this determination, please review Section II.D.3 of our Current Issues Outline, publicly available at our website at www.sec.gov.

3. Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Revise the disclosure to include all of the information required by Schedule 13E-3 and its Instructions for any filing person added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction is fair to unaffiliated security holders and an analysis of the material factors upon which he/she relied in reaching such conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

4. We note from the disclosure in Schedule B that during the two years for which various transactions between the affiliates and the company are described, Cox Radio continued to acquire shares through private purchases. Provide us with a written analysis for why these securities acquisitions did not constitute the first steps in the going private transaction. See Rule 13e-3(a)(3) and Question & Answer No. 4 of Exchange Act Release No. 34-17719. In your supplemental response, please highlight the progression of the discussions by all parties regarding the consideration of a potential going private transaction.

Offer to Purchase

5. Please revise the legend on the cover to include all the information described in Rule 13e-3(e)(1)(iii).

Summary Term Sheet

6. Please revise your summary term sheet to include a brief summary of all the significant terms of the tender offer and going private transactions. For example, your summary term sheet should include a brief discussion of the following:

- Principal advantages and disadvantages of the tender offer and going private transactions;
- Identity of affiliates engaged in the going private transaction, a description of their relationship with the issuer and their role in the transactions;
- The receipt of the financial analysis from Citi and the other valuation reports and appraisals and the decision by the filing persons not to seek a report, opinion or appraisal from an outside party relating to the fairness of the consideration offered to stockholders; and
- The accounting treatment of the transaction.

Refer to Item 1001 of Regulation M-A and also Section II.F.2 of the Securities Act Release No. 7760 for a discussion of other issues that may be appropriately disclosed in the summary term sheet.

Special Factors, page 10

7. Please move the Special Factors section so that it appears immediately after the Summary Term Sheet. Refer to Rule 13e-3(e)(1)(ii).

Background of This Offer, page 10

8. Please substantially revise the Background section to further describe each contact, meeting, or negotiation that took place and the substance of the discussions or negotiations at each meeting. For example, please describe what a "Siliconix-style tender offer" is and describe the legal and financial considerations discussed on March 13, 2009. In addition, please describe any discussions by any of the parties regarding the appraisals by Bond & Pecaro, Mr. Morton, or Duff & Phelps or the Bond & Pecaro valuation reports. Please also revise so that it is clear how the final structure and terms were reached. Although we note that on page 22 you state that you did not consider any structural alternatives, please revise to describe any alternative means to accomplish the stated purposes that were considered, including continuing as a public company. Refer to Item 1013(b) of Regulation M-A.

9. Please revise to describe the reasons for undertaking the tender offer at this time. Refer to Item 1013(c) of Regulation M-A. For example, please address whether this structure enables filing persons to engage in the tender offer and merger without recognizing potentially any gain for federal income tax purposes, while potentially requiring unaffiliated security holders to incur a gain or loss for tax purposes.

Position of Enterprises and Media Regarding the Fairness of the Offer, page 12

10. We note your references to "we" which refers only to Media, as indicated on page 1. Please revise to clearly state whether each of the filing persons believes that the transaction is fair to security holders unaffiliated with the issuer, Cox Radio, rather than unaffiliated with Enterprises. Refer to Item 1014(a) of Regulation M-A.

Factors Supportive of Our Fairness Determination, page 12

11. Generally, the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going private transaction. To the extent any of the listed factors was not deemed

relevant in the context of this transaction, or was given little weight, this in itself may be an important part of the decision-making process that should be explained for security holders. In this regard, it does not appear that you have fully addressed going concern value. See Q&A No. 20 in Exchange Act Release No. 17719.

12. Revise to clarify how the filing persons found the transaction to be procedurally fair to the unaffiliated security holders despite the absence of an unaffiliated representative. Refer to Item 1014(d) of Regulation M-A. Further, please provide the affirmative statements required by Item 1014(d).

13. Please revise to describe the inherent risks to security holders associated with the decision not to seek a report, opinion or appraisal from an outside party regarding the fairness of the consideration offered to security holders.

<u>Summary of Presentation by Citi…, page 15</u>

<u>Research Analyst Views, page 17</u>

14. Please disclose the seven research analyst reports that Citi reviewed.

<u>Discounted Cash Flow Analysis, page17</u>

15. Please disclose why a growth rate range of 0 to 3% was selected. Please also summarize the underlying data and results of the analysis.

<u>Illustrative Premiums, page 18</u>

16. Please disclose why the range of 15% to 35% was used. Please also summarize the underlying data and results of the analysis.

<u>Stock Trading History and Implied Premiums, page 18</u>

17. Please disclose the stock prices that were used in the analysis.

<u>Annual Appraisal for Compensatory Purposes, page 19</u>

18. Please revise to summarize each method of analysis, discussing the underlying data and results, and how the findings support or detract from the fairness determination. Refer to Item 1015(b)(6) of Regulation M-A. Please also summarize the financial projections used by Bond & Pecaro, Mr. Morton and Duff & Phelps in their analyses, or state whether the projections are the same as those already disclosed, starting on page 44. It may be useful if the information is disclosed in tabular format. Please similarly revise your discussion of the Bond &

Pecaro valuation reports, beginning on page 20.

19. Please file the appraisals and valuation reports as exhibits to the Schedule 13E-3. Refer to Items 1015(a) and 1016(c) of Regulation M-A. Please refer to <u>In the Matter of Meyers Parking System, Inc.</u>, Release No. 34-26069 (September 12, 1988), and the <u>Charles L. Ephraim</u> no-action letter dated September 30, 1987.

20. Please describe the compensation paid to Bond & Pecaro, Mr. Morton and Duff & Phelps. Refer to Item 1015(b)(4) of Regulation M-A.

<u>Plans for Radio; Certain Effects of the Offer, page 23</u>

21. Please describe both the benefits and detriments to the subject company, affiliates and unaffiliated security holders. Refer to Item 1013(d) and Instruction 2 to Item 1013 of Regulation M-A. For example, expand your discussion of the detriments to unaffiliated security holders relating to the transaction to address the following:

- The rights and protections that the federal securities laws provide to security holders;
- The substantive disclosure requirements that the federal securities laws, including the Sarbanes Oxley Act of 2002, require of public companies; and
- The reporting obligations for officers, directors, and principal stockholders of public companies.

22. We note that you describe the affiliates' interest in the net book value and net earnings in terms of percentages. Please also disclose the interest in dollar amounts. Refer to Instruction 3 to Item 1013 of Regulation M-A.

<u>Terms of the Offer, page 35</u>

23. Please revise your reference to Rule 13e-4 in the second full paragraph on page 36, or advise us.

<u>Acceptance for Payment and Payment for Shares, page 36</u>

24. We note that on page 37 you state that you reserve the right to transfer or assign the right to purchase shares in this offer. Please confirm your understanding that any entity to which you assign the right to purchase shares in this offer must be included as a bidder in this offer. Adding additional bidders may require you to disseminate additional offer materials and to extend the term of the offer.

Determination of Validity, page 39

25. Explain to us the purpose of the language that any determination by you
concerning the terms of the offer "will be final and binding on all parties." Please
delete this language, here and on pages 39 and 40, or disclose that only a court of
competent jurisdiction can make a determination that will be final and binding
upon the parties. In addition, please disclose that security holders may challenge
your determinations.

Certain U.S. Federal Income Tax Considerations, page 40

26. Please revise the heading to clarify that you are describing the material federal
income tax consequences of the offer. In addition, please discuss the federal tax
consequences of the Rule 13e-3 transaction to each filing person, the company
and its affiliates. Refer to Item 1013(d) of Regulation M-A. Clarify whether
affiliates will be able to take advantage of any net operating loss carryforwards
and, if so, how this impacted the decision to structure the transaction in this
manner.

Conditions to the Offer, page 50

27. Please note that all conditions of the offer, other than those dependent upon the
receipt of necessary government approvals, must be satisfied or waived before the
expiration of the offer. We note your reference to "prior to the time of payment"
in the first paragraph; since the date of payment for shares is not the same as the
expiration date, please revise.

Schedule A

28. Please revise each description of business experience to disclose any past or
current affiliations that each officer or director has with Cox Radio, Cox
Enterprises or Cox Media Group.

Closing Comments

As appropriate, please amend your filings in response to these comments. You may
wish to provide us with marked copies of the amended filings to expedite our review.
Please furnish a cover letter with your amended filing that keys your responses to our
comments and provides any requested supplemental information. Detailed cover letters
greatly facilitate our review. Please understand that we may have additional comments
after reviewing your amended filings and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all

material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from all bidders (and all additional filing persons) acknowledging that:

- the bidder (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the bidder (or filing person) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions